UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                    FORM 6-K

                                  ------------

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                                  January 25, 2006

                                  ------------

                                   CRUCELL NV
             (Exact name of registrant as specified in its charter)


        P.O. BOX 2048 ARCHIMEDESWEG 4 2333 CN LEIDEN THE NETHERLANDS
                    (Address of principal executive offices)

                                    000-30962
                            (Commission File Number)

                                  ------------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

CRUCELL ANNOUNCES 2005 ANNUAL RESULTS


* STRONG DEVELOPMENT AND LICENSING ACTIVITY DRIVE 66% REVENUE INCREASE FOR FULL YEAR
* SIGNIFICANT PROGRESS IN ALL DEVELOPMENT PROGRAMS
* NET CASH BURN AT LOW END OF COMPANY GUIDANCE FOR 2005
* CRUCELL AND DSM PARTNERSHIP FURTHER STRENGTHENED
* SUCCESSFUL PUBLIC OFFER FOR BERNA BIOTECH AG


LEIDEN, THE NETHERLANDS, JANUARY 24, 2006 - Dutch biotechnology company Crucell N.V. (Euronext, Nasdaq: CRXL) today announced its financial results for the fourth quarter and full year 2005.


Revenue for the year ended December 31, 2005 was (euro) 37.6 million (US$ 44.5 million), representing a 66% increase over the (euro) 22.6 million (US$ 26.8 million) reported in 2004. Net loss in 2005 decreased to (euro) 15.5 million (US$ 18.4 million), compared to (euro) 21.3 million (US$ 25.3 million) in 2004.


"Crucell has stepped up its development in 2005, moving our West Nile program into the clinic and continuing to broaden our portfolio of partnerships," noted Crucell's President and Chief Executive Officer, Ronald Brus. "Strengthening of our alliance with DSM Biologics provides an excellent opportunity to further develop our technology licensing business in the rapidly growing market of therapeutic proteins and antibodies. The acquisition bid for Berna Biotech provides a powerful platform for further accelerated growth."


KEY FIGURES FOURTH QUARTER AND FULL YEAR 2005
((EURO) MILLION, EXCEPT NET LOSS PER SHARE)


                            Q4 2005     % CHANGE      Q4 2004     YEAR 2005     % CHANGE      YEAR 2004

REVENUE                        12.1       +85.4%         6.5         37.6         +66.1%          22.6
NET LOSS                       (3.2)      (53.3%)       (6.8)       (15.5)        (27.3%)        (21.3)
NET LOSS PER SHARE            (0.08)      (55.6%)      (0.18)       (0.39)        (33.9%)        (0.59)
(BASIC AND DILUTED)

CASH AND CASH EQUIVALENTS AT DECEMBER 31:                           111.7                         76.7



At December 31, 2005 cash and cash equivalents amounted to (euro) 111.7 million (US$ 132.3 million). This represents a net increase of (euro) 35.0 million (US$
41.4 million) over the cash and cash equivalents balance of (euro) 76.7 million (US$ 90.8 million) at the beginning of the year. The net increase reflects the
(euro) 50.1 million (US$ 59.3 million) proceeds from a private placement in May 2005, offset by a net decrease in cash and cash equivalents from operating, investing and financing activities of (euro) 15.1 million (US$ 17.9 million).


OPERATIONAL REVIEW FULL YEAR 2005

* BERNA BIOTECH: On December 1, 2005, Crucell announced its intention to launch a recommended all-share offer for the shares of Swiss vaccines company Berna Biotech AG. By the end of the regular offer period 73.9% of the issued Berna shares were tendered, satisfying the minimum 67% acceptance condition as set out in the Offer Prospectus.

* INFLUENZA: Crucell's production technology became part of a major U.S. government influenza pandemic vaccine program with partner sanofi pasteur. In Europe, Crucell and sanofi also combined as the only manufacturer for the FLUPAN pandemic flu vaccine project, with a clinical trial starting in Q2 2006. Sanofi and Crucell's interpandemic (seasonal) vaccine is scheduled to enter the clinic in H2 2006 in the US.

* WEST NILE: In December, Crucell received approval and commenced recruitment for a Phase I clinical trial for its West Nile virus vaccine, which is expected to be completed in H2 2006.

* EBOLA: Crucell extended its Cooperative Research and Development Agreement (CRADA) with the NIH's Vaccine Research Center (VRC) for the development and manufacturing of vaccines against Ebola, Marburg and Lassa infections. Crucell also obtained an exclusive license to patents of the NIH to develop and commercialize vaccines against Ebola, and subsequently signed a (euro)
     21.4 million contract with the NIH for the manufacturing of Ebola vaccines. Phase I clinical testing will commence in Q2, 2006.

*    MALARIA: The Phase I clinical trial is planned for Q2, 2006.

* RABIES: Crucell announced plans for the clinical development of its antibody product against rabies. Phase I clinical testing is planned to begin in Q4, 2006.

* TUBERCULOSIS: Following promising results for the AdVac(R)-based TB vaccine in animal studies, a Phase I clinical study is scheduled for H2, 2006.

* ADVAC(R) TECHNOLOGY DEVELOPMENT: Crucell and Harvard Medical School were awarded a US$ 19.2 million ((euro) 15.9 million) grant from the US National Institutes of Health (NIH) to develop new adenovirus vector-based vaccines against HIV/AIDS.

     Crucell also signed a Cooperative Research and Development Agreement (CRADA) with the Naval Medical Research Center of the US Navy to construct AdVac(R)-based vaccines against anthrax and plague.

* MABSTRACT(R) TECHNOLOGY: Crucell received a grant of up to (euro) 2 million from the Dutch Ministry of Economic Affairs, supporting the application of Crucell's MAbstract(R) technology to the discovery of antibodies to assist in the development of new medicines against antibiotic-resistant bacteria.

* STAR(TM) TECHNOLOGY: A program was started with Medarex for the evaluation of STAR(TM). The first STAR(TM) licenses were signed with Genzyme in the fourth quarter 2005 (and XOMA early in 2006). Genentech continues to evaluate the technology under an existing agreement.

* DSM COLLABORATION: In December 2005 Crucell and DSM announced an expanded agreement for the development of the PER.C6(R) protein and monoclonal antibody licensing business, with a view towards increasing licensing and royalty income and accelerating the development and roll-out of the PER.C6(R) technology platform in the market. The partnership's Research and Development will be based around a new joint R&D center, located in the Netherlands and on the US East Coast.

* PER.C6(R) LICENSING: New PER.C6(R) licensing deals were secured with Roche, JCR Pharmaceuticals, Mitsubishi Pharma, Ferring, Symphogen, Chiron, IQ Corporation, Zystor Therapeutics, SingVax, Vascular Biogenics, Merck, Tibotec, Vakzine Projekt Management and Merial.

     Further, in December Crucell signed a PER.C6(R) contract manufacturing license agreement with the Saskatchewan Research Council (SRC(R)) of Saskatoon, Canada, and a Cooperative Research and Development Agreement (CRADA) with the Walter Reed Army Institute of Research (WRAIR) to evaluate PER.C6(R) technology for the development of vaccines against the flaviviruses dengue fever and Japanese encephalitis (JE).


DETAILS OF THE FINANCIAL RESULTS

FOURTH QUARTER


REVENUE

Crucell's revenue in the fourth quarter 2005 was (euro) 12.1 million (US$ 14.3 million), compared to revenue of (euro) 6.5 million (US$ 7.7 million) in the same quarter in 2004. Licensing revenues in the fourth quarter 2005 amounted to
(euro) 8.3 million (US$ 9.8 million), compared to (euro) 2.6 million (US$ 3.1 million) in the fourth quarter 2004. Licensing revenues in the fourth quarter relate to new contracts, recognition of deferred revenues, milestone and other payments. Amendments made to the collaboration agreement between Crucell and DSM resulted in recognition of deferred revenues and milestones. Existing licenses with ML Laboratories, MedImmune, Millipore and Biogen Idec were not renewed. In the fourth quarter, new PER.C6(R) licensing deals were secured by the Crucell-DSM alliance with IQ Corporation, Zystor Therapeutics and Ferring; Crucell signed further PER.C6(R) deals with Merck, Tibotec, Vakzine Projekt Management and Merial.


Service fees amounted to (euro) 2.9 million (US$ 3.4 million) in the fourth quarter 2005, up from the (euro) 2.0 million (US$ 2.3 million) recorded in the last three months of 2004.


Government grants and other revenues amounted to (euro) 0.9 million (US$ 1.1 million) in the fourth quarter 2005, compared to (euro) 1.9 million (US$ 2.3 million) in the same period in 2004.


RESULTS

The net loss for the fourth quarter 2005 was (euro) 3.2 million (US$ 3.7 million), compared to (euro) 6.8 million (US$ 8.0 million) for the fourth quarter 2004.


Research and development expenses, including stock-based compensation, increased in the fourth quarter 2005 to (euro) 9.8 million (US$ 11.6 million), compared to
(euro) 5.5 million (US$ 6.5 million) in the fourth quarter of 2004. Selling, general and administrative expenses, including stock-based compensation, decreased to (euro) 4.2 million (US$ 5.0 million) versus (euro) 5.0 million (US$
5.9 million) in the same period 2004.


FULL YEAR


REVENUE

Crucell's revenue for the year 2005 was (euro) 37.6 million (US$ 44.5 million), compared to (euro) 22.6 million (US$ 26.8 million) in 2004. Licensing revenue in 2005 amounted to (euro) 20.8 million (US$ 24.7 million), representing an increase compared to the 2004 figure of (euro) 12.4 million (US$ 14.7 million).


Service fees increased to (euro) 11.9 million (US$ 14.1 million) in 2005 compared to (euro) 5.7 million (US$ 6.8 million) in 2004. Government grants and other revenues amounted to (euro) 4.8 million (US$ 5.7 million), largely in line with the figure of (euro) 4.5 million (US$ 5.3 million) recorded in 2004.


EXPENSES AND RESULTS

Total costs and expenses for the full year 2005 increased 22% over 2004. Total research and development expenses increased to (euro) 32.7 million (US$ 38.8 million), compared to (euro) 21.4 million (US$ 25.4 million) in 2004, mainly relating to increased R&D staffing levels, laboratory and external research expenses. This reflects the scaling up of the Company's core activity.


Selling, general and administrative (SG&A) expenses in 2005 decreased to (euro)
13.9 million (US$ 16.5 million), compared to (euro) 16.3 million (US$ 19.3 million) in 2004. The decrease is mainly attributable to warrants and non-employee stock options that vested in 2004, thereby decreasing such expenses in 2005.


The net loss for the year 2005 amounted to (euro) 15.5 million (US$ 18.4 million), representing a 27.3% drop compared to the net loss of (euro) 21.3 million (US$ 25.3 million) in 2004. As a result of decreased net losses for the year and new shares issued, net loss per share in 2005 decreased to (euro) 0.39 (US$ 0.46), compared to (euro) 0.59 (US$ 0.70) in 2004.


In connection with the public offer for Berna Biotech AG, Crucell incurred costs amounting to approximately (euro) 3.5 million (US$ 4.1 million) that are capitalized as prepaid acquisition costs per December 31, 2005. These costs will be part of the purchase price.


CASH FLOW AND CASH POSITION

Total cash used in 2005 amounted to (euro) 15.1 million (US$ 17.9 million), compared to (euro) 10.5 million (US$ 12.4 million) in 2004. This was offset by the proceeds of the private share placement in May 2005 which generated (euro)
50.1 million (US$ 59.3 million), resulting in a positive cash flow of (euro)
35.0 million (US$ 41.4) for the full-year 2005.


Cash used in operating activities in 2005 amounted to (euro) 13.2 million (US$
15.6 million), compared to (euro) 5.8 million (US$ 6.9 million) in 2004.


Cash used in investing activities in 2005 amounted to (euro) 17.1 million (US$20.3 million) compared to (euro) 6.1 million ($US 7.3 million) in 2004. This increase mainly related to advance payments made in connection with the construction of the new production facility in Leiden.


Crucell generated (euro) 65.3 million (US$ 77.4 million) in 2005 from financing activities, compared to (euro) 1.5 million (US$ 1.7 million) in 2004. This increase primarily reflects the proceeds of the May private placement. In addition, Crucell received cash from option exercises and entered into a mortgage loan to finance the construction of the new production facility.


Crucell's cash and cash equivalents amount to (euro) 111.7 million (US$ 132.3 million) as of December 31, 2005, of which (euro) 10.0 million (US$ 11.8 million) is pledged to secure the mortgage loan.


OTHER

GALAPAGOS: Galapagos went public on 5 May, 2005. The value of the Galapagos shares add (euro) 11.3 million (US$ 13.4 million) to Crucell's company equity at December 31, 2005.


MIDKAP: Based on full-year 2004 turnover of shares, Crucell was selected by Euronext Indices B.V. for inclusion in the Amsterdam Midkap (AMX) index.

OPTIONS TRADING: Crucell options were listed on the Chicago Board Options Exchange (CBOE), where trading began on May 19, 2005. Euronext.liffe commenced trading Crucell options in Europe on September 21, 2005. These add to listings on the AMEX and Pacific stock exchanges.


NB: Euros converted to US Dollars at December 31, 2005 exchange rate of 1.1842.

CONFERENCE CALL AND WEBCAST

Crucell will conduct a conference call today, January 24, 2006, starting at 14:30 pm Central European Time (8:30 am US Eastern time). A presentation will be followed by a question and answer session. To participate in the conference call, please call one of the following toll-free numbers within 10 minutes prior to commencement:


                   866-328-4274 FOR THE US;

                   0800-358-5255 FOR THE UK;

                   0800-265-8531 FOR THE NETHERLANDS.

The event will be relayed by live audio webcast which can be accessed via the home page of Crucell's corporate website, www.crucell.com. The webcast will be available for replay immediately afterwards and will be archived for one year.


ABOUT CRUCELL

Crucell N.V. is a biotechnology company focused on developing vaccines and antibodies that prevent and treat infectious diseases, including Ebola, influenza, malaria, West Nile virus and rabies. The Company's development programs include collaborations with: sanofi pasteur for influenza vaccines; the U.S. National Institutes of Health for Ebola and malaria vaccines; and GlaxoSmithKline (GSK), Walter Reed Army Institute of Research and New York University for a malaria vaccine. Crucell's products are based on its PER.C6(R) production technology. The company also licenses its PER.C6(R) technology to the biopharmaceutical industry. Licensees and partners include DSM Biologics, GSK, Centocor/J&J and Merck & Co., Inc. Crucell is headquartered in Leiden, The Netherlands, and is listed on the Euronext and NASDAQ stock exchanges (ticker symbol CRXL). For more information, please visit www.crucell.com.


FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on April 14, 2005, and the section entitled "Risk Factors". The company prepares its financial statements under generally accepted accounting principles in the United States (US GAAP).


For further information please contact:

Crucell N.V.
Leonard Kruimer
Chief Financial Officer
Tel. +31-(0)71-524 8722
l.kruimer@crucell.com

Harry Suykerbuyk
Director IR & Corporate Communications
Tel. +31-(0)71-524 8718
h.suykerbuyk@crucell.com

For Crucell N.V. in the USA:
Thomas Redington
Tel. +1 212-926-1733
tredington@redingtoninc.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                      CRUCELL NV
                                       -----------------------------------------
                                                     (Registrant)

     January 25, 2006                                /s/ LEON KRUIMER
------------------------               -----------------------------------------
        (Date)                                      Leon Kruimer
                                              Chief Financial Officer